Mail Stop 3561

January 24, 2007

Mr. Laurence S. Levy
Chairman and Chief Executive Officer
Rand Acquisition Corp. II
461 Fifth Avenue, 25th Floor
New York, New York 10017

> **Re:** **Rand Acquisition Corp. II**
> **Amendment No. 1 to registration statement on**
> **Form S-1**
> **Filed December 28, 2006**
> **File No. 333-138452**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one form our letter dated December 8, 2006. Please include the disclosure required by Item 507 of Regulation S-K.

2. We note your response to comment ten from our previous letter and we reissue in part our prior comment. We note your disclosure on page one that, "The target business that we acquire <u>may have</u> a fair market value substantially in excess of "80% of our net assets." (emphasis added). Please reconcile this statement with

your disclosure on page 30 that "the target business that we may acquire <u>must have</u> a fair market value equal to at least 80% of our net assets." (emphasis added). Also, please clearly discuss whether the <u>ownership interest</u> in the target business to be acquired by the company will have a fair market value in excess of 80% of the company's net assets. In addition, if the company acquires only a minority ownership interest in a target business, please discuss in the risk factors section whether the company could be subject to the Investment Company Act of 1940 and the risk of having less control over the business affairs of the target business.

3. We note disclosure in the Seventh Article, in the Amended and Restated Certificate of Incorporation of Rand Acquisition Corp. II, that states "[t]he following provisions of (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any 'Business Combination,' <u>and may not be amended during the 'Target Business Acquisition Period.'</u>" (emphasis added). Please discuss the legality of this provision under Delaware law and explain the impact or potential impact that this provision may have on investors in this offering. For example, disclose: (i) the basis on which the provision can be amended; and (ii) confirm whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend.

The Offering, page 2

4. We note your response to comment 5. Since the offering amount is based on your previous experience, please tell us whether this amount has sufficient "cushion" to accommodate a maximum conversion percentage of 19.99%. If not, tell us why such possible conversion percentage has not been taken into account in determining the size of the offering. We may have additional comments.

Stockholders must approve business combination, page 6

5. We note your response to comment 2 in light of the disclosure in the first complete paragraph on page 7. We continue to believe the disclosure is confusing in this regard. You indicate that you will only complete an acquisition if public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights. You also state in the same paragraph that a business combination could be structured to lower the maximum conversion percentage. Please revise the discussion to clarify the apparent contradictory statements. In this respect, please clarify whether the company would be required to amend its articles of incorporation in order to lower the 20% threshold.

Use of Proceeds, page 21

6.   In the use of proceeds table, particularly the expenses related to the search for a target business and similar expenses, please include the $1,100,000 of interest income in order to present the anticipated total amount of each expense.

7.   We note your response to comments 23 and 25, and we reissue in part our prior comments. Please clearly indicate whether any of the reimbursements to officers, directors and/or stockholders could be for their payment to third parties' performance of due diligence. It appears that this information could be important to investors.

Comparison to Offerings of Blank Check Companies, page 35

8.   In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. Also revise the risk factor section as appropriate.

Underwriting, page 51

9.   We note the contingent nature of part of the underwriter's compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or Thomas Kluck at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Fax (212) 818-8881